FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:   Director

Dated:   December 20, 2004

ACREX VENTURES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

DATED NOVEMBER 22, 2004

AMENDED and RESTATED DECEMBER 17, 2004

To be read in conjunction with the unaudited financial statements, prepared to September 30, 2004 of Acrex Ventures Ltd. (“Company”).

1.

Overall Performance

Michaud, Ontario property

In July, the Company initiated - and carried out - a small diamond drilling programme which consisted of 3 holes and the deepening of a previously drilled hole.  The expenditures on the programme brought the Company’s total expenditures on the Michaud property to in excess of $1,000,000 - as a result of which the Company earned its 50% joint venture interest in the property - excluding the portion of the property containing the Southwest Zone.  Assaying of the holes was completed and assay results were announced.  The results are considered very encouraging by Management and the decision has been made to continue work on the property, subject to the availability of financing.

In the period since the completion of the drill programme the Company has been in negotiations with Moneta Porcupine Mines Inc. to settle a formal joint venture agreement with it.

The Company obtained an updated geological report from Mr. Hank Meixner, P.Geo. dated April 8, 2004 which contains recommendations for additional work - including drilling - on the Michaud property.  It is Management’s hope to initiate that work during the forthcoming winter season.

Financing

Primarily to fund additional work on the Michaud property, the Company has entered into an Agency Agreement with Canaccord Capital Corporation to do a best efforts Unit private placement to raise gross proceeds of $2,200,000.  Each Unit will consist of 1 share of the Company and one-half of a 12-month warrant.  One full warrant will entitle the holder to purchase an additional non flow-through share at $0.25 per share.  Units sold on a non flow-through basis will be sold at $0.22 per Unit, and Units sold on a flow-through basis will be $0.25 per Unit.  Up to 5,000,000 Units may be sold as flow-through Units.  If the offering is fully sold and no flow-through Units are sold a total of 10,000,000 Units will be issued.

The Company has not issued any shares or other securities during the period since the beginning of the quarter – i.e. since July 1, 2004.  Share purchase warrants entitling the holders to purchase 1,064,000 shares - which had not been exercised - expired October 29, 2004.

The Company’s monthly expenses which averaged, during the quarter, approximately $30,500 per month - an increase of approximately 50% over the expenses incurred in the same quarter of calendar 2003 - but which are marginally less than the average monthly expenses incurred during the whole of 2004.  The decline in the Company’s working capital from the June 30, 2004 figure of $464,424 is as a result of the expenses incurred during the quarter and the Michaud property exploration expenses which were booked during the quarter.

3.

Summary of Quarterly Results

The following information is provided for each of the 8 most recently completed quarters of the Company:

	Sept. 30/04	June 30/04	March 31/04	Dec. 31/03	Sept. 30/03	June 30/03	March 31/03	Dec. 31/02
(a) Net sales or total revenues	$0.00	$0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
(b) Loss before extraordinary items - total - per share undiluted - per share diluted*	91,395 0.01	109,455 0.02	100,895 0.01	216,904 0.02	61,790 0.01	93,502 0.01	103,111 0.01	77,793 0.01
(c) Net loss - total - per share undiluted - per share diluted	76,612 0.01	111,473 0.01	104,887 0.01	231,887 0.02	31,704 0.00	94,483 0.01	95,205 0.01	74,215 0.01

*As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

The differences in the figures between the various quarters is due only to the amount of activity by the Company in each quarter – primarily in raising funding or supervising exploration work on its property

4.

Liquidity

At the close of business September 30, 2004 the Company had net working capital of $255,854.  This represents sufficient funding for the Company to conduct some additional exploration work on the Michaud, Ontario property – but nothing of significance.  If the Company decides to proceed with a major exploration programme on the property as has been recommended by Mr. Meixner, additional funding will be required.  Some of this can be anticipated to come from the exercise of outstanding share purchase warrants and share purchase options – although the amounts that might be received from such exercises is not determinable at this time.  Management anticipates the Company will receive funding pursuant to the financing described in Section 1.  However, there is no assurance as the amount of funding that will be received from such potential sources.   In the meantime the Company has no financial commitments other than to pay its monthly general and administrative expenses.

5.

Transactions with Related Parties

There have been no transactions with related parties in the past fiscal year – except that:

(a)

the Company pays $9,000 per month to a company which is wholly owned by Mr. Malcolm Powell – in payment for Mr. Powell’s management of the Company;  and $839 per month for the rental of computer and other equipment;

(b)

Frank Lang is paid a monthly director’s fee of $2,500;

(c)

Carl Jonsson is a principal in the law firm which acts as the Company’s Solicitors – and accordingly receives a benefit from the fees paid to the law firm for legal services rendered;

6.

Other MD & A Requirements

(a)

Additional information relating to the Company – including the Company’s most recent Annual Information Form dated April 26, 2004 and the Company’s Management Discussion and Analysis dated May 31, 2004 and July 31, 2004 – have been filed on SEDAR and are available at www.sedar.com.   Information about the Company may also be seen on its website at www.acrexventures.com.

(b)

As the Company has not had any revenue from operations in its last two financial years the following additional information is provided:

(A)

Breakdown of exploration costs:

	2004 $	2003 $
Assays Consulting Core facility Drilling Field vehicles Lodging Surveying and linecutting Travel Other Support	26,847 64,897 2,200 270,846 2,750 - 495 - - 69,349	5,554 53,888 3,850 98,538 6,906 5,987 30,814 3,654 5,198 -
Totals:	437,384	$214,389

(B)

General and administration expenses.

Breakdown of general and administration expenses for the 3 quarters ended September 30, 2004 and for the full 2003 fiscal year:

	2004 $	2003 $

Accounting

Business investigation costs

Consulting

Filing fees

Insurance

Investor relations

Legal

Management fees

Office and general

Promotion and travel

Rent

Stock-based compensation – deemed

Transfer agent fees

Advertising

	23,068 - 9,000 16,650 - 11,504 34,219 103,500 35,709 23,363 9,750 - 5,343 35,782	36,798 5,699 44,290 14,718 2,188 25,933 64,311 86,000 31,998 29,780 14,400 112,000 7,192 -
Totals:	$301,745	$475,307

(c)

Outstanding share data:

(i)

The Company has 13,167,616 common shares issued.  The shares are all voting shares and rank equally with each other.

(ii)

The Company has share purchase options outstanding entitling the purchase of:

-

740,000 shares of the Company exercisable at $0.30 per share before June 3, 2007.

-

565,000 shares of the Company exercisable at $0.28 per share before

November 4, 2008.

(iii)

The Company has share purchase warrants outstanding entitling the purchase of 2,431,800 shares until April 30, 2005 at $0.28 per share.